                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 1)(1)
                                          ---------

                               CAPITAL CORP OF WEST
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   140065103
           --------------------------------------------------------
                                 (CUSIP Number)

                       1867 WESTERN FINANCIAL CORPORATION
                              C/O JOHN F. DENTONI
                                 P.O. BOX 1110
                           STOCKTON, CALIFORNIA 95201
                                (209) 929-1433

                                WITH A COPY TO:
                           HERBERT H. DAVIS III, ESQ.
                          1200 17TH STREET, SUITE 3000
                                DENVER, CO 80202
                                 (303) 623-9000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               SEPTEMBER 22, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  5  Pages
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                                   SCHEDULE 13D
CUSIP No. 140065103                                       Page  2  of  6  Pages
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 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                             1867 WESTERN FINANCIAL CORPORATION (CONSOLIDATED)
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
                                                                            WC
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    / /
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 (6) Citizenship or Place of Organization
                                                                    CALIFORNIA
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                              490,434
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                              490,434
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                  -0-
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       490,434
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           / /
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(13) Percent of Class Represented by Amount in Row (11)
                                                                        11.26%
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(14) Type of Reporting Person*
                                                                            HC
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                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                SCHEDULE 13D

     This statement on Schedule 13D is filed on behalf of 1867 Western Financial Corporation, a California corporation and bank holding company registered under the Bank Holding Company Act of 1956 (the "Reporting Person") relating to transactions in the no par value common stock issued by Capital Corp. of the West, a California corporation and bank holding company registered under the Bank Holding Company Act of 1956 (the "Issuer"). Reporting person includes wholly owned subsidiaries.

ITEM 1. SECURITY AND ISSUER:

        Security:  Common Stock, no par value

        Issuer:    Capital Corp. of the West
                   1160 West Olive Avenue
                   Merced, California  95348

ITEM 2. IDENTITY AND BACKGROUND.

        The identity and background of the Reporting Person is as follows:

        (1) The Reporting Person is a California bank holding company engaged in the business of commercial banking. Its principal office and place of business is 301 East Miner Avenue, Stockton, California 95202. During the last five years, the Reporting Person has not been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person has used an aggregate of $5,842,270.20 of its working capital to purchase an aggregate of 490,434 shares of the Issuer's common stock.

ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Person intends to hold the shares of Issuer's common stock for investment purposes, and not for the purpose of acquiring control of the Issuer.

        The Reporting Person intends to acquire additional shares of the Issuer's common stock from time to time, provided such acquisition is economical in the discretion of the Reporting Person based on the price of such shares.

        The Reporting Person has no plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the charter, bylaws or instruments corresponding thereto of the Issuer, or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (The number of issued and outstanding shares of the Issuer's common stock upon which the various percentages set forth in this statement on
Schedule 13D are based does not include any outstanding securities convertible into the Issuer's common stock or any shares of common stock of the Issuer subject to outstanding options.)

        (a) and (b) The Reporting Person is the beneficial owner of 490,434 shares of the Issuer's common stock, or 11.26 percent of approximately 4,355,380 shares of the Issuer's common stock issued and outstanding as of September 4, 1997. The Reporting Person has the sole power to vote or to direct the voting of all of these shares of common stock reported as owned beneficially by it. The Reporting Person has the sole power to dispose of, or to direct the disposition of, all of these shares of common stock reported as owned beneficially by it.

        (c) On May 21, 1996, the Reporting Person, through one of its subsidiaries, commenced acquiring shares of the Issuer's common stock, and on March 18, 1997, the Reporting Person became the beneficial owner of five percent or more of the Issuer's outstanding common stock. A Schedule 13D was filed on August 15, 1997, by the acquiring subsidiary detailing this event. The Issuer then issued additional shares of its common stock. The Reporting Person continued to acquire shares of the Issuer's common stock through a subsidiary, and on August 27, 1997, began acquiring shares of the Issuer's common stock for its own account. Effective September 10, 1997, the Reporting Person filed a Schedule 13D on a consolidated basis. Following is a list of the Reporting Person's acquisitions of the Issuer's common stock since the submission of the first Schedule 13D filed on a consolidated basis, including the date, share price, number of shares and total cost:

  PURCHASE DATE            SHARE PRICE      NUMBER OF SHARES      TOTAL COST
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SEPTEMBER 10, 1997           $13.495             3,671           $ 49,541.82
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SEPTEMBER 15, 1997            13.625            10,000            136,250.00
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SEPTEMBER 17, 1997            13.625            25,000            340,625.00
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SEPTEMBER 17, 1997            13.625            10,000            136,250.00
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SEPTEMBER 18, 1997            13.688             5,000             68,437.50
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TOTALS                       $13.622            53,671           $731,104.32
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(d) and (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any of the persons and entities identified in Item 2 or any other persons or entities with respect to any securities of the Issuer (including but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.

                                  SCHEDULE 13D
                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     September 23, 1997

                                           BANK OF STOCKTON


                                           By: /s/ Douglass M. Eberhardt
                                               -------------------------------
                                               Name:  Douglass M. Eberhardt
                                                      ------------------------
                                               Title: Chairman of the Board
                                                      ------------------------